UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant's name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFLARX N.V.

On September 17, 2020, InflaRx N.V. (the “Company”) issued a press release announcing that Thomas Taapken, Ph. D., will join the company as Chief Financial Officer, effective October 1, 2020, and that Jordan Zwick, former head of business development and corporate strategy, has been promoted to Chief Strategy Officer, effective immediately. A copy of the press release is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, but not Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into (i) the registration statement on Form S-8 (Registration Number 333-221656) and (ii) the registration statement on Form F-3 (Registration Number 333- 239759) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: September 17, 2020	By:	/s/ Niels Riedemann
Name:	Niels Riedemann
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated September 17, 2020

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